Exhibit 21.1

Subsidiaries of the Registrant

as of September 30, 2025

Company	State or Other Jurisdiction of Organization
E Marketing Solutions Inc.	California
Global Products Marketing Inc.	Nevada
Anivia Limited	British Virgin Islands
Fly Elephant Limited	Hong Kong
Dayourenzai (Shenzhen) Technology Co., Ltd.	People’s Republic of China